Exhibit 12.2

KILROY REALTY, L.P.

Statement of Computation of Consolidated Ratio of Earnings to Fixed Charges

(in thousands, except ratios)

	Six Months Ended June 30,	Year Ended December 31,
	2010	2009	2008	2007	2006	2005
Earnings:
Income from continuing operations	$10,833	$35,754	$45,849	$44,560	$47,741	$4,557
Plus Fixed Charges:
Interest expense (including amortization of loan costs)	25,044	46,119	45,346	40,762	43,541	38,956
Capitalized interest and loan costs	5,393	9,683	18,132	19,516	11,309	8,880
Estimate of interest within rental expense	499	871	871	871	871	871

Fixed Charges	30,936	56,673	64,349	61,149	55,721	48,707
Plus: Amortization of capitalized interest(1)	2,141	4,067	3,669	3,132	2,691	2,403
Less: Capitalized interest and loan costs	(5,393)	(9,683)	(18,132)	(19,516)	(11,309)	(8,880)

Earnings	$38,517	$86,811	$95,735	$89,325	$94,844	$46,787

Consolidated ratio of earnings to fixed charges	1.25x	1.53x	1.49x	1.46x	1.70x	0.96x

Deficiency						$1,920

(1)	Amount represents an estimate of capitalized interest that has been amortized each year based on our established depreciation policy and an analysis of total interest costs and loan costs capitalized since 1997.

We have computed the consolidated ratio of earnings to fixed charges by dividing earnings by fixed charges. Earnings consist of income from continuing operations before the effect of noncontrolling interest plus fixed charges and amortization of capital interest and reduced by capitalized interest and loan costs. Fixed charges consist of interest costs, whether expensed or capitalized, amortization of loan costs and an estimate of the interest within rental expense.